UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liberty Property Trust – File No. 001-13130
Liberty Property Limited Partnership – File No. 001-13132

CF#30755

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Liberty Property Trust and Liberty Property Limited Partnership submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 28, 2014.

Based on representations by Liberty Property Trust and Liberty Property Limited Partnership that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.15.2   through February 28, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary